PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304

February 17, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 6010

Attn:    Mr. Jay Mumford

    Re:
    Techwell, Inc.-Registration Statement on Form S-1 (File No. 333-130965)

Ladies and Gentlemen:

        On behalf of Techwell, Inc. (the "Registrant"), we enclose for filing under the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") together with exhibits thereto.

        Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in their letter dated February 7, 2006. Set forth below are the Registrant's responses to the Staff's comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Copies of the Staff's letter and marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

General

1.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.

  Response: The Registrant confirms that any preliminary prospectus circulated will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price range. The Registrant acknowledges that the Staff may have additional comments upon inclusion of this information.

Prospectus Cover Page

2.
Please remove the reference to "Sole Book-Running Manager" from the cover page of your prospectus.

  Response: The referenced language has been deleted.

3.
The disclosure in the summary should be a balanced presentation of your business:

  •
  Expand to describe the challenges you face as prominently as your current disclosure of your strengths

  •
  Balance the third paragraph regarding your growth and profitability with the statement on page 7 that you expect expenses to increase and the statement on page 10 that you do not expect to achieve similar growth rates in the future.

  Response: Disclosure has been added to the Prospectus Summary to describe the challenges faced by the Registrant and to disclose that the Registrant expects expenses to increase and that it does not expect to achieve similar growth rates in the future.

4.
Please explain what it means to target "video applications based on digital technologies that receive and process analog video signals." It would appear that DVD players would not fit into the technology you describe.

  Response: The referenced language has been revised to clarify that these video applications include advanced TVs, multifunction LCD monitors, DVD recorders, camcorders, security surveillance systems and in-car displays and that these applications receive video signals commonly generated by over-the-air TV broadcasts, by consumer electronics devices such as set-top boxes, DVD players, VCRs and camcorders and by surveillance cameras.

5.
When using words of comparison, like "higher levels of integration," please clarify against whom you are comparing yourself. Also provide us independent, objective support for your comparisons.

  Response: The referenced language has been revised to remove the comparative reference and to state only that the Registrant believes its semiconductors enable high levels of integration.

6.
Please tell us whether the market data you cite is the most recent available information and whether the sources of the data consented to your use of their information and names in your registration statement. Also demonstrate to us that your products serve the entire market cited.

  Response: The Registrant supplementally confirms that the market data cited in the Registration Statement is the most recent available market information from these sources (DisplaySearch: Dec 2005, JP Freeman: 2005, Telematics Research Group: Jan 2006). The Registrant further confirms that the sources of the data consented to the use of the information and their names in the Registration Statement. Copies of the consents from these sources previously provided to the Staff have been included supplementally herewith.

  The Registrant believes that its products serve the entire markets cited. Specifically, the Registrant's mixed signal video semiconductors are critical components of digital video applications, including advanced TVs, in-car displays and security surveillance systems, that enable the conversion of standard analog video signals to digital form and incorporate digital video processing to improve video quality and provide enhanced functionality.

  With respect to advanced TVs, the total addressable market for the Registrant's semiconductors includes TVs based on flat panel display technologies, such as liquid crystal displays, plasma display panels and rear projection microdisplays, and cathode ray tube TVs based on digital technology, which together comprise the advanced TV market as defined by DisplaySearch. Each unit of advanced TVs incorporates at least one mixed signal video semiconductor. As a result, the Registrant believes the forecast for the worldwide unit shipments of advanced TVs reflects the Registrant's minimum total addressable market.

  Furthermore, the Registrant's semiconductors are incorporated into digital video recorders, networked video recorders and multiplexers, which, in addition to cameras and displays, comprise the components of digital security surveillance systems. These digital systems are rapidly replacing the installed base of analog security surveillance systems because they provide enhanced functionality and are lower in system cost than their analog counterparts. Given this replacement trend, even though the Registrant's semiconductors are used in digital systems, the Registrant believes its total addressable surveillance market to be the market for both analog and digital security surveillance systems. The forecast for the worldwide security surveillance market from JP Freeman reflects sales of both digital and analog security surveillance systems worldwide and provides an indication of the growth expected within this market. This is the best market data commercially available; published forecasts specifically for DVRs, NVRs and multiplexers or for the semiconductors incorporated into these components are unavailable.

  The Registrant's semiconductors are also incorporated into the in-car displays required to display video and graphics signals from sources such as navigation, entertainment (including DVDs, cameras, game consoles and TV tuners) and driver information systems. We believe that each of these systems requires at least one in-car display, and each display unit shipped incorporates at least one mixed signal video semiconductor. As a result, the forecast for the worldwide unit shipments for these in-car systems from Telematics Research Group is a proxy for the Registrant's total addressable automotive market, the in-car displays that will be required to display signals generated by these systems.

Corporate Information, page 2

7.
Please confirm our assumption that you will complete the reincorporation before the registration statement is effective.

  Response: The Registrant confirms that the reincorporation will be completed prior to the effectiveness of the Registration Statement.

Risk Factors, page 6

8.
Please disclose all material risks and remove the qualifying sentence at the end of the first paragraph.

  Response: The Registrant supplementally confirms that it believes it has disclosed all material risks. The qualifying sentence at the end of the first paragraph has been deleted.

A significant protion of our products...page 10

9.
Please quantify what you mean by a "majority" of sales.

  Response: The requested disclosure has been added.

International property litigation...page 15

10.
Please explain the role of the particular intellectual property at issue in your products and the impact on your business if you were unable to use such property.

  Response: The Registrant supplementally advises that it believes the resolution of the administrative matter in South Korea will not result in a material adverse impact on our financial position, results of operations or cash flows. However, the Registrant respectfully submits that it views this statement as language mitigating the risks and is properly included in the Legal Proceedings section on page 63. The Registrant respectfully notes that, with respect to the discussion with a third party which commenced in September 2000, the Registrant cannot assess the impact on its business because the communications have not been sufficiently specific for the Registrant to identify which of its products and technologies might be impacted by the potential claim and no matter has been formally commenced. However, the Registrant intends to provide the requested disclosure if and when such information becomes available. Disclosure has been added to clarify that the third party has failed to specify which of the Registrant's products or technologies allegedly infringe on the third party's patents and thus the Registrant is currently unable to assess the potential impact on its business.

Use of Procees, page 22

11.
Given your disclosed lack of plan for the proceeds, please disclose the principal reasons for the offering. Include a discussion of the reasons you selected an offering of this size.

  Response: The requested disclosure has been added.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

12.
Please explain why you do not expect to achieve similar growth rates in future periods as mentioned on page 10.

  Response: Disclosure has been added to state that the Registrant does not expect to achieve similar growth rates in future periods because, while it anticipates increasing certain expenditures, these expenditures may not result in increased revenue and that its revenue growth depends on the growth and general trends of its target markets as well as the timing of orders and shipments to customers.

Critical Accounting Policies, page 30

Stock-based Compensation, page 32

13.
You state on page F-13 that you use the Black-Scholes option pricing model to determine the fair market value of equity-based awards at the date of grant. We further note you used an independent third party valuation specialist to determine the fair value of your common stock as of June 30, 2005 and September 2005 for those awards in 2005. Revise to include the name of the valuation specialist and you must provide a written consent under Securities Act Rule 436 as an exhibit to the filing. Also, tell us and revise to disclose how you determined the fair value of your common stock for awards prior to 2005.

  Response: The requested revisions have been made. The consent of the valuation specialist has been filed as an exhibit to the Registration Statement. The Registrant notes that the consent has not been filed under Securities Act Rule 436 as an exhibit to the filing, because the report of the valuation specialist was only one of several factors used by the Registrant's board of directors in determining the fair market value of equity based awards in 2005. Accordingly, the Registrant respectfully submits that the valuation specialist should not considered an expert under Rule 436. The Registration Statement has been revised to clarify that the fair market value of the equity-based awards for 2005 was determined by the Registrant's board of directors and that the valuations specialist's report was only one of several factors considered in such determination.

  In addition, disclosure has been added to state that, for options granted in 2004 and 2003 (and the first quarter of 2005), the fair value of the common stock was originally based on estimates by the board of directors at the date of each grant, with input from management. The Registrant did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options during this period, its efforts were focused on product development and growing its business and the financial and managerial resources for doing so were limited.

  Subsequent to the grant date, when the Registrant prepared its 2003 financial statements and when it prepared its 2004 financial statements, it performed retrospective valuations of its common stock using the probability-weighted expected return method. It used the values determined from these valuations to record stock compensation in 2003 and 2004 based on the difference between the subsequently determined fair value and the exercise price. For both 2003 and 2004, the Registrant's estimated value of its common stock was $2.80. Significant factors and estimates used in this determination included the Registrant's estimates of the value of the Registrant assuming an initial public offering and assuming a sale or liquidation of the Registrant and its assessment of the probability of the respective outcomes under those potential scenarios. The Registrant based its estimates of the value of the Registrant under the different scenarios on its knowledge of similar transactions for companies similar to it at or near the time of the valuation. The Registrant also considered the sale of Series F preferred stock in early March 2005 at $5.50 per share compared to that previous sale of preferred stock in October 2003 of Series E and E-1 for $5.00 per share, noting the value had increased 10% over this time period. The relatively flat valuation at these two dates is due primarily to the fact that the Registrant's expectations for revenues for the year following each of the preferred stock sales were basically the same. This is a result of its 2004 revenues falling below its expectations for 2004. The Registrant's estimate in early 2005 for 2005 revenues is similar to its previous estimate for 2004 revenues. Similarly, the Registrant's common stock valuation remained flat during 2003 and 2004.

14.
Tell us and revise your MD&A to provide a meaningful discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock. For example, you state that the determination of the fair value involves complex and subjective judgments involving estimates of revenues, earnings, assumed market growth rates and estimated costs as well as appropriate discount rates. Include a discussion of the estimates used and assumptions made in determining such fair value.

  Response: The requested disclosure has been added. Specifically, disclosure has been added to state that the significant estimates used in the income approach included the Registrant's estimates of revenues for 2005 and revenue growth rates for the following years, which were consistent between the two valuations. Other key estimates included the Registrant's estimated gross margins, which were consistent with its current gross margins, operating costs, which were estimated to decline as a percentage of revenues as revenues increased, effective tax rates consistent with our then current tax structure, and the discount factor, which was determined based on the rate of return that reflects the relative risk of investment as well as the time value of money. This return is an overall rate based upon the individual rates of return for invested capital (equity and interest-bearing debt). These estimates were consistent between the two valuations.

  Significant estimates used in the market approach included the selection of comparable companies, market multiples and the relative weighting of the different market multiples. We selected comparable companies based on various factors, including, but not limited to, industry similarity, financial risk, company size and number of employees. The adjusted market value of invested capital as a multiple of (a) last 12 months' revenue, (b) projected revenue and (c) forward 12 months' adjusted earnings before interest and taxes was computed for each of the comparable companies and the median and average of each multiple was computed. The value of the Registrant was computed based on each of these multiples and then a weighted average valuation was computed based on an estimate as to which multiple was the more representative indicator of the Registrant's value.

Comparision of Nine Months, page 37

15.
Please expand your discussion to include the reasons for the decline in sales to the significant OEM. Did the OEM switch to a competitor's product? What reasons did the OEM give for its decreased purchases? Provide similar disclosure about the customer mentioned in the revenue discussion on page 39.

  Response: The requested disclosure has been added to clarify that the decline in sales in 2005 to this OEM customer was primarily due to the decision by the Registrant not to create products specifically designed for one customer.

Business, page 48

16.
Please describe the operating activities that you will be shifting as mentioned at the bottom of page 31. Include the nature of the operations to be shifted, the location of the relocated activities, and any material changes in personnel or facilities.

  Response: The requested disclosure has been added. The Registrant notes that it has not yet decided where to relocate these functions as it is continuing to evaluate the locations in which it will be most efficient to conduct these operating activities. The Registrant does not currently anticipate any material changes in personnel or facilities.

Products, page 53

17.
Please clarify what you mean by a "PCI product" as mentioned on page 28.

  Response: Disclosure has been added on pages 29 and 58 to clarify the reference to the PCI product.

Competition, page 58

18.
Please clarify whether competitors offer technology or features that you do not, like the products and features you disclose as under development on pages 52 and 53. Also clarify whether competitors are offering products using smaller geometrics than yours.

  Response: The requested disclosure has been added.

19.
With a view toward disclosure, please tell us whether a competitor was able to sell the product that you say you were unable to make at the top of page 12.

  Response: The Registrant supplementally notes that it believes this customer ultimately obtained this product from a competitor. Disclosure to this effect has been added to on pages 13 and 63.

Legal Proceedings, page 59

20.
Please identify the name of the party involved in the administrative action.

  Response: The requested disclosure has been added.

Management, page 60

21.
Please clarify the nature of the businesses conducted by the entities mentioned in the paragraph regarding Dr. Koomen so investors can understand the extent to which they may compete with you.

  Response: The requested disclosure has been added.

Executive Compensation, page 64

22.
Please update this section to include the information from the recently completed fiscal year.

  Response: The disclosure has been updated to include information for both fiscal 2005 and 2004.

Related Party Transactions, page 68

23.
Please disclose the extent of each related-party's participation in the preferred stock repurchases. Also disclose the reasons for the repurchases.

  Response: The requested disclosure has been added.

24.
With a view toward disclosure, please tell us whether any of the rights held by preferred stockholders will continue after the offering. We note there appears to be a voting agreement between the parties. Please file these agreements with your preferred holders as exhibits.

  Response: The requested disclosure has been added. The Registrant supplementally notes that the voting agreement and the other rights held by the preferred stockholders will terminate upon completion of the offering, except for the registration rights provided in the investors' rights agreement previously filed by the Registrant. As the agreements with the preferred holders, other than the investors' rights agreement, will terminate upon completion of the offering, the agreements have not been included as exhibits to the Registration Statement.

25.
We note you have described a right for the Registrant to repurchase shares on pages 70 and 71. Please explain which shares are covered and describe the nature of such rights.

  Response: The requested disclosure has been added.

26.
Please reconcile the amount paid to Mr. Cochran and his law firm with the amounts disclosed in Note 14 on page F-28. Also note your obligation to provide the disclosure required by Regulation S-K Item 404 for the last three fiscal years, see instruction 2 to Item 404.

  Response: The requested reconciliation and revisions have been made.

Principal and Selling Stockholders, page 70

27.
Identify the individuals who beneficially own the shares held by the entities named in the table.

  Response: The requested disclosure has been added.

28.
Please revise the row regarding ownership of management as a group to include all executive officers, not just named executive officers.

  Response: The requested revision has been made.

29.
Please explain and quantify the right of repurchase for the shares you describe in the footnotes.

  Response: The requested disclosure has been added.

30.
Please clarify how the over-allotment option will be allocated among the selling stockholders, including how the option will be allocated between you andthe selling stockholders in the event of partial exercise.

  Response: The disclosure has been revised to clarify how the over-allotment option will be allocated among the selling stockholders and between the Registrant and the selling stockholders in the event of a partial exercise.

Shares Eligible for Future Sale, page 76

31.
You state that no shares will be eligible for sale prior to 180 days after the date of the prospectus, yet you also state that only "most" of your stockholders will sign lockups. Please quantify what "most" means and reconcile these two statements.

  Response: The disclosure has been revised to clarify that all of the stockholders have agreed to a 180-day lockup period with the Registrant or the underwriters. The Registrant supplementally notes that while most of the stockholders have entered into 180 day lockup agreements directly with the underwriters, all stockholders have entered into 180 day lockup agreements directly with the Registrant, thus no shares will be eligible for sale prior to 180 days after the date of the prospectus.

Stamp Taxes, page 81

32.
Please clarify whether United States investors must pay a stamp tax or other charge.

  Response: The requested revision has been made.

Consolidated Financial Statements, page F-1

33.
The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

  Response: The Registrant confirms that the financial statements will be updated to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

Notes to Consolidated Financial Statements, page F-8

Note 1. Organization and Summary of Significant Accounting Policies, page F-8—Organization, page F-8

34.
You disclose on page 2, you intend to reincorporate in Delaware prior to the completion of this offering and if approved by the shareholders, the effect of the reincorporation on the financial statements will be to establish par value for the common and preferred stock. Please consider revising the historical financial statements to give effect to the change in par value prior to the effectiveness of the registration statement.

  Response: The Registrant supplementally confirms that it will revise the historical financial statements to give effect to the change in par value after the reincorporation in Delaware is approved by its shareholders, which will occur prior to the effectiveness of the Registration Statement.

Recent Accounting Pronouncements, F-15

35.
Based on your disclosures here, it appears you have adopted the provisions of SFAS 123(R) in the first interim period beginning on January 1, 2006. As stated in paragraph 72 of SFAS 123(R), nonpublic entities that used the minimum value method in Statement 123 for either recognition or pro forma disclosures are required to apply the prospective transition method. In this regard, please revise to include the following SAB 74 disclosures:

  •
  Describe the now standard, required date of adoption, and date entity plans to adopt (if earlier)

  •
  Discuss methods of adoption allowed and method expected to be used by entity

  •
  Discuss impact the standard is expected to have on financial statements instead of disclosing that you have not yet quantified the effects of the adoption of SFAS 123(R)

  •
  Consider disclosure of other significant impacts of new standard, for example, changes in business practices.

  Also, consider revising your disclosures on page 32 as appropriate.

  Response: The requested revisions have been made in Recent Accounting Pronouncements in the financial statements and in the MD&A on page 49. The Company expects to be able to quantify the impact of adopting SFAS 123R at the time it files its next amendment to Form S-1.

Notes 6 Redeemable Convertible Preferred Stock, page F-17

36.
Revise to disclose the nature and terms of the repurchases of redeemable preferred shares of stock in 2003. Include any requirements you had to repurchase such shares.

  Response: The requested disclosure has been added.

37.
Provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value your stock options granted to employees during the 12 months prior to the date of the most recent balance sheet is significant please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

  Response: The Registrant will provide the estimated IPO price range when available and will submit to the Staff additional correspondence under separate cover regarding the valuation of stock options granted to employees.

Recent Sales Unregistered Securities, page II-2

38.
Please state the facts relied upon to make the exemption available for each transaction mentioned in the first paragraph. For example, what number of investors was involved in each transaction? How did you determine whether they were accredited investors?

  Response: The disclosure has been revised to more clearly identify the facts relied upon to make the exemption available for each transaction mentioned in the first paragraph, including the number of investors involved in each transaction and the method for determining whether an investor was accredited.

Exhibits

39.
Please file all exhibits. We note you have not filed your agreement with Mr. Voll, or all of your agreements with your preferred stockholders.

  Response: The Registrant notes that it has not filed the agreements with the preferred stockholders as these agreements will terminate upon completion of the offering, except for the investors' rights agreement with the preferred stockholders, which contains certain registration rights that will continue to exist after the offering is completed. The Registrant has previously filed the investors' rights agreement. The agreement with Mr. Voll has been filed as an exhibit to the Registration Statement.

Exhibit 23.1 Consent of Deloitte & Touche

40.
Provide a currently dated and signed consent of your independent accountants with the filing of your next amendment.

  Response: Noted.

Miscellaneous

        We supplementally advise the Staff that, at the Registrant's request, the underwriters have reserved up to 5% of the common stock to be offered in connection with the initial public offering for sale in a directed share program. We respectfully refer the Staff to the letter dated February 17, 2006 for additional information regarding the directed share program. A copy of this letter has been included supplementally herewith.

* * * * *

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ Davina K. Kaile
Davina K. Kaile
cc:
The Nasdaq Stock Market, Inc.
Mr. Fumihiro Kozato
Mr. Mark Voll
Mr. Christopher Kaufman